

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2016

Mail Stop 3561

<u>Via E-mail</u>
Ann Anderson
GreenKissNY, Inc.
75 South Broadway
White Plains, NY 10601

> **Re: GreenKissNY, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted December 23, 2015**
> **CIK No. 0001641488**

Dear Ms. Anderson:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part I - Notification

1. Currently you aggregate a number of different issuances of unregistered securities in the first entry for Item 6. Please separately identify issuances and provide the Item 6(d) and other information for each such issuance individually. Additionally, please revise or tell us why you do not include issuances described elsewhere, including, as a non-exclusive example, the $600,000 receipts for 736,112 shares of common stock referenced on page F-24.

Part II

General

2. We note statements on pages 11 and 36 that you "intend to be a full Exchange Act reporting company" and will be required to file annual, quarterly and current reports under the Exchange Act. Please advise us if you plan to file a Form 8(a) in connection with this offering.

Plan of Distribution, page 12

3. We note from the subscription agreement and disclosure on page 12 that investors may not receive shares for up to approximately 3 months from "the final closing of the Offering." Please revise to clarify the closing procedures for your offering. It appears from disclosure elsewhere that subscriptions will be accepted or rejected on a continuous basis throughout the offering. Additionally, please revise risk factors to disclose, if true, that the investor may not receive his or her shares for up to 3 months from the date you accept the check or certified funds.

Business, page 17

4. We note the statement that your existing staffing business targets "environmentally conscious companies." Please reconcile with the information available on your website, which does not appear to discuss an environmental focus. Instead the website indicates that "Nexus provides temporary laborers, professional staffing of temporary to permanent employment positions, targeted direct placements and medical service personnel."

5. Please identify the two major clients who accounted for 51% and 14%, respectively, of your total revenue in the last nine months. Additionally, please file as exhibits the contracts or arrangements between your company and the above clients. See Item 17(6)(b)(ii) of Form 1-A for reference.

Management Discussion & Analysis, page 21

6. Please disclose the approximate number of Nexus temporary staffers and permanent staffers placed during the periods discussed.

7. Please disclose the plan of operations for the 12 months following the commencement of the proposed offering for your subsidiaries Green Kiss USA, Inc., and Green Kiss Laboratories, Inc., including the principal milestones, anticipated time frames for beginning and completing them, and the categories of expenditures. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Executive Compensation, page 31

8. Please provide disclosure for the company's named executive officers for each of the last two completed fiscal years and advise us if the information for Ms. Anderson's annual compensation includes compensation in her role as CEO of Nexus Staffing Specialist, Inc.

Certain Relationships and Related Transactions, page 35

9. We note your disclosure of the transaction between Ms. Anderson and her sister-in-law regarding Nexus and NMS and the issuance of a convertible promissory note to a related party in the amount of $500,000. Please provide all information required by Item 404 of Regulation S-K, including the markup charged by NMS.

Part III

Exhibits

10. Please file the agreement with NMS, which appears to have been terminated after filing, and advise us if you have a continuing arrangement or understanding with NMS. We note the statement on page 23 that the "arrangement with NMS terminate[s] at the end of 2015" and that you are expected to provide the same services previously provided by NMS.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy, Staff Attorney, at (202) 551-7576 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: David Feldman, Esq.
        Duane Morris LLP